FORM U-12(I)-B (THREE-YEAR STATEMENT)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1.	Name and business address of person filing statement.

See attached Exhibit A

2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph(b) of Rule U-71.

None.

3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

National Grid USA Service Company, Inc. and associated companies, including National Grid USA and National Grid plc.

4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

See attached Exhibit A

5.

(a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

See attached Exhibit B

(b) Basis for compensation if other than salary.

6.

(To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a)	Total amount of routine expenses charged to client:

See attached Exhibit B

(b)	Itemized list of other expenses:

None

National Grid USA Service Company, Inc.

By:	/s/ Susan M. Crossett
Susan M. Crossett

By	/s/ William F. Edwards
William F. Edwards

By:	/s/ Connie L. Lausten
Connie L. Lausten

By:	/s/ Joseph P. Newman
Joseph P. Newman

By:	/s/ Robert G. Seega
Robert G. Seega

By:	/s/ Pamela A. Viapiano
Pamela A. Viapiano

Date:	January 25, 2006

EXHIBIT INDEX

Exhibit No.	Description	Page

A	Names, positions, corporate affiliations and business addresses of individuals who may act during 2006, 2007, and 2008 in matters included within the exemption provided by paragraph (b) of Rule 71	Filed herewith
B	Compensation received during the current year and estimated to be received over the next two calendar years and total amount of routine expenses charged to client in 2005	Filed herewith

EXHIBIT A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2006, 2007, and 2008 in matters included within the exemption provided by paragraph (b) of Rule 71:

National Grid USA Service Company, Inc.

Susan M. Crossett

Vice President, Public Affairs-New York

Niagara Mohawk Power Corporation

300 Erie Boulevard West

Syracuse, NY 13202

William F. Edwards

President, Niagara Mohawk Power Corporation

300 Erie Boulevard West

Syracuse, NY 13202

Connie L. Lausten

Manager, Federal Affairs

633 Pennsylvania Avenue, NW, 6th Floor

Washington DC 20004

Joseph P. Newman

Vice President, Massachusetts Public Affairs

Massachusetts Electric Company

55 Bearfoot Road

Northborough, MA 01532

Robert G. Seega

Director, Treasury Services and

Assistant Treasurer

25 Research Drive

Westborough, MA 01582

Pamela A. Viapiano

Manager, Transmission Reporting

25 Research Drive

Westborough, MA 01582

The duties of each of the above-listed individuals may require, among other things, such appearances as may be necessary before the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and, possibly on rare occasions, Congress, or the staff of these Commissions or Congress, to present or discuss matters affecting the National Grid plc companies. The time devoted to such activities represents only a small fraction of the time devoted to the duties of their above-listed positions.

EXHIBIT B

Name of Recipient	Total Compensation Received in 2005(a)	Estimated Compensation (b) 2006 2007 2008

Susan M. Crossett
William F. Edwards
Connie L. Lausten
Joseph P. Newman
Robert G. Seega
Pamela A. Viapiano

(Filed under confidential treatment pursuant to Rule 104(b))

(a)

Includes incentive compensation and other bonuses, if any, paid to recipient in calendar year 2005 and deferred amounts including shares and/or cash and excludes health insurance amounts and other fringe benefits and amounts reported to the IRS as taxable compensation re: life insurance and other fringe benefits.

(b)	Does not include an estimate of incentive compensation or other bonuses.

Name	Total Amount of Routine Expenses Charged to Client in 2005

Susan Crossett	$26,385.30
William Edwards	$22,736.95
Connie Lausten	$12,510.86
Joseph P. Newman	$ 3,814.01
Robert G. Seega	$ 3,999.28
Pamela A. Viapiano	0